UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated July 24, 2018

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated July 24, 2018, regarding share buy-back transactions.

Istanbul, July 24, 2018

Announcement Regarding the Share Buy-back Transactions

Within the scope of our Board of Directors’ share buy-back decisions on July 27, 2016 and January 30, 2017, our company purchased a total of 456,000 shares at a price range of TRY 11.35 – 11.50 totaling TRY 5,197,999 on July 24, 2018. With this transaction, our ratio of shares in company capital have reached 0.426%.

The details of the transaction are listed below.

Transaction Date	Type of Transaction	Nominal Value of Shares Subject to Transaction (TRY)	Transaction Price (TRY / Unit)	Transaction Value (TRY)	Nominal Value of Shares Owned Before Transaction (TRY)	Ratio of Shares Owned in Company Capital Before Transaction (TRY)	Nominal Value of Shares Owned After Transaction (TRY)	Ratio of Shares Owned in Company Capital After Transaction (TRY)
24.07.2018	Buy	10,000	11.35	113,500	8,920,042	0.405%	8,930,042	0.406%
24.07.2018	Buy	20,000	11.36	227,200	8,930,042	0.406%	8,950,042	0.407%
24.07.2018	Buy	76,838	11.37	873,648	8,950,042	0.407%	9,026,880	0.410%
24.07.2018	Buy	109,117	11.38	1,241,751	9,026,880	0.410%	9,135,997	0.415%
24.07.2018	Buy	115,735	11.39	1,318,222	9,135,997	0.415%	9,251,732	0.421%
24.07.2018	Buy	22,582	11.40	257,435	9,251,732	0.421%	9,274,314	0.422%
24.07.2018	Buy	16,438	11.42	187,722	9,274,314	0.422%	9,290,752	0.422%
24.07.2018	Buy	23,562	11.44	269,549	9,290,752	0.422%	9,314,314	0.423%
24.07.2018	Buy	10,000	11.45	114,500	9,314,314	0.423%	9,324,314	0.424%
24.07.2018	Buy	10,000	11.48	114,800	9,324,314	0.424%	9,334,314	0.424%
24.07.2018	Buy	20,000	11.49	229,800	9,334,314	0.424%	9,354,314	0.425%
24.07.2018	Buy	21,728	11.50	249,872	9,354,314	0.425%	9,376,042	0.426%

For more information:
Turkcell Investor Relations
investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: July 24, 2018	By:	/s/ Zeynel Korhan Bilek
		Name:	Zeynel Korhan Bilek
		Title:	Investor Relations and Mergers & Acquisitions Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: July 24, 2018	By:	/s/ Kamil Kalyon
		Name:	Kamil Kalyon
		Title:	Turkcell Group Reporting & Tax Management Director